                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2003

                         Commission File Number: 1-14836

                                     ALSTOM
                                     ------
                 (Translation of registrant's name into English)

                     25, avenue Kléber, 75116 Paris, France
                     --------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F   X                                Form 40-F
                   -----                                        -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes                                          No   X
             -----                                       -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes                                          No   X
             -----                                       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

ENCLOSURES:

Press release dated March 12, 2003 "Patrick Kron Succeeds
Pierre Bilger as Chairman of the Board of ALSTOM"..............................3

Rule 135(c) Notice.............................................................4

                                                                   12 March 2003

                       PATRICK KRON SUCCEEDS PIERRE BILGER
                       AS CHAIRMAN OF THE BOARD OF ALSTOM

At a meeting held on 11 March 2003,  following a proposal by Pierre Bilger,  the
Board of  Directors  of ALSTOM has  appointed  Patrick  Kron  Chairman and Chief
Executive Officer of ALSTOM. This appointment, with immediate effect, shortens a transition period initially planned to last until 31 December 2003.

Pierre Bilger said:  "For the past three  months,  as Chief  Executive  Officer,
Patrick Kron has taken on the  management of the Company with skill,  energy and determination. There is no need to extend further this transition period. In the interest of clarity and efficiency,  I have therefore proposed to the Board that he also becomes Chairman with immediate  effect. On the eve of my departure from this  Company,  which I managed  for twelve  years,  I am  convinced  that under
Patrick  Kron's  leadership,  its  exceptional  human,  technical and industrial potential,  combined with its strong  market  positions  world-wide,  will allow
ALSTOM to overcome  its  present  difficulties  and  restore  its  shareholders'
confidence."

Patrick Kron declared : "Pierre Bilger grew ALSTOM into one of the world leaders in the transport and energy infrastructure  markets.  Under his leadership,  the
Company registered  world-wide a number of industrial and commercial  successes, and built a strong  reputation for  innovation.  Together with the Board members and all the  staff of the  Company,  I pay  tribute  to  Pierre  and his  strong personal commitment."

The Board has also co-opted with  immediate effect Gérard  Hauser,  Chairman and
CEO of Nexans,  as a member of the Board and this  appointment will be submitted for ratification at the next Shareholders' Meeting.

Press enquiries:      Gilles Tourvieille /Maria Dowd
                      (Tel. +33 1 47 55 23 15)
                      internet.press@chq.alstom.com

Investor relations:   Elisabeth Rocolle-Teyssier
                      (Tel. +33 1 47 55 25 78)
                      investor.relations@chq.alstom.com
Internet:             http://www.alstom.com

                                 PRESS RELEASE

                  TO BE ISSUED IN THE UNITED STATES AND CANADA

          ALSTOM - Up to €600 million through a capital increase.

          ALSTOM  announced  today its  intention to raise  additional funds through a capital increase of up to €600 million.

          Resolutions to approve the proposed capital increase will be submitted at ALSTOM's Annual General  Shareholder's meeting to be held on 2 July 2003. The timing of the proposed  capital increase has yet to be determined.

     THIS  ANNOUNCEMENT  DOES NOT  CONSTITUTE  AN OFFER TO SELL,  OR A
     SOLICITATION  OF OFFERS TO PURCHASE OR SUBSCRIBE FOR,  SECURITIES
     IN THE UNITED STATES. THE SECURITIES  REFERRED TO HEREIN HAVE NOT
     BEEN,  AND WILL NOT BE,  REGISTERED  UNDER THE  SECURITIES ACT OF
     1933 AS  AMENDED,  AND MAY NOT BE  OFFERED  OR SOLD IN THE UNITED
     STATES  ABSENT  REGISTRATION  OR  AN  APPLICABLE  EXEMPTION  FROM
     REGISTRATION REQUIREMENTS. THIS NOTICE IS ISSUED PURSUANT TO RULE
     135 (C) OF THE SECURITIES ACT OF 1933.

                                    SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                 ALSTOM

Date: March 13, 2003                         By: /s/ Philippe Jaffré
                                                 -------------------------------
                                                 Name:   Philippe Jaffré
                                                 Title:  Chief Financial Officer